February 6, 2001

To our shareholders:

We are pleased to announce that we have filed a registration statement with the U.S. Securities and Exchange Commission to register the shares of Travelzoo.

In connection with this registration, we plan to merge our existing Bahamas corporation into a new Delaware corporation, Travelzoo Inc. Our business will be continued without interruption by the new company. The SEC registration, on Form S-4, relates to the shares of the new company which are to be issued in the merger in exchange for the currently outstanding shares of Travelzoo.com Corporation. The details of the proposed merger are explained in the preliminary proxy statement and prospectus which is included in the registration statement.

A copy of the registration statement is available at www.travelzoo.com/delaware. It is also available for free at the Commission's website at www.sec.gov. This release does not constitute an offer to sell or a solicitation of an offer to purchase any securities.

We  encourage  you  to  review  the  registration   statement,   which  contains
information which is important to you as a Travelzoo shareholder.

Sincerely yours,

Travelzoo